Annual Report

JUNE 30, 2007

Waddell & Reed Advisors New Concepts Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors New Concepts Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors New Concepts Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2007



DEAR SHAREHOLDER:

It's been an exceptional year for U.S. equities. The Standard & Poor's 500 Index is up 20.59% for the 12-month period ended June 30, 2007, led by energy and natural resources stocks. Most bond markets, meanwhile, have struggled in recent months. Overall economic growth has been better than most economists and pundits have expected while foreign purchases of U.S. Treasuries have subsided. Globally, interest rates are on the rise.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the fiscal year ended June 30, 2007. We are pleased to report that all equity sectors provided double-digit market returns for the yearly period, with most of the gains coming in the late summer of 2006 and this past spring. Financial stocks were the weakest area of the

stock market, reflecting fallout over lending practices in the subprime mortgage market, as well as the prospect of higher interest rates. A year ago, the markets were expecting the Federal Reserve to ease monetary policy in the wake of an economic slowdown. Instead growth, led by exports, may be accelerating.

Tailwinds of growth

Over the past year gasoline prices – a key factor that helps shape consumer confidence – have been on a roller-coaster. Overall, we feel the long-term cost trend for energy is upward given rising global demand for a wide variety of natural resources and continuing concerns about energy supplies and energy-related politics, not just in the Middle East, but in energy-exporting countries from Nigeria to Russia to Venezuela.

Economic Snapshot		
	6-30-2007	6-30-2006
U.S. unemployment rate	4.50%	4.90%
Inflation (U.S. Consumer Price Index)	2.70%	3.40%
U.S. GDP	3.40%	3.10%
30-year fixed mortgage rate	6.63%	6.78%
Oil price per barrel	$70.68	$73.93

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

On balance, the U.S. economic news of the past year has been good, including:

- Corporate profits remained solid, rising around 10 percent
- Inflation remains within the Fed's target (2 percent to 3 percent) range and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. Even though headline numbers for items such as inflation and oil can change a great deal from month to month, the economy is in a similar place compared to where it was a year ago – an attractive place to be, in our view. Oil prices are actually a bit lower.

From a historical perspective, we believe that stock prices appear reasonable, especially given corporate profit levels. We see an attractive path ahead for diversified investors for the balance of the calendar year, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Our seven decades of expertise

We are now more than halfway through the Waddell & Reed organization's 70th anniversary year. Since its earliest days under Cameron Reed and Chauncey Waddell, we have focused on effective stock selection through intense fundamental research, coupled with a deep understanding of global markets. Our goal is to help you achieve your long-term financial goals. To that end, we are committed to offering you a financial planning philosophy that emphasizes both participation in positive markets and a strong effort to manage risk.

Thank you for your continued confidence in us.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of New Concepts Fund

June 30, 2007



Below, Kimberly A. Scott, CFA, portfolio manager of Waddell & Reed Advisors New Concepts Fund, Inc., discusses positioning, performance and results for the fiscal year ended June 30, 2007. She has managed the Fund for six years and has 20 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 17.53 percent (Class A shares at net asset value) for the year ended June 30, 2007, underperforming both its benchmark and peer group. By comparison, the Russell Mid-Cap Growth Index (generally reflecting the performance of securities that represent the mid-cap sector of the stock market) increased 19.75 percent for the same period, and the Lipper Mid-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 18.86 percent for the period.

Technology challenges drove results

The Fund's investments in the information technology and consumer staples sectors, coupled with our cash position, were the largest detractors from performance relative to the benchmark over the last 12 months. Our information technology exposure contributed to much of the underperformance, as not only were we overweight in a group that underperformed the benchmark, but our stock selections struggled also. CheckFree Corporation, Global Payments Inc., Alliance Data Systems Corporation and Network Appliance, Inc. were weak stocks in the group. However, a few technology stocks were stellar performers, including Apple Inc. and Research in Motion Limited. Our investment in Hershey Foods Corporation hurt our performance in the consumer staples sector, where we underperformed the benchmark.

Overall, continued strong corporate earnings growth and a placid Federal Reserve set the tone for strong returns in mid-cap growth stocks over the past 12 months. The market made its gains steadily throughout the year, with the exception of a sharp correction from late February to early March on concerns about the Chinese A-shares market and subprime debt associated with the U.S. housing markets. The market quickly recovered, however, as investors assessed both of those issues to be inconsequential (at least for that time) and the Russell Mid-Cap Growth Index actually posted a gain for the month of March. Low interest rates, moderating inflation, ample global liquidity and demand for stock from many private equity deals were other factors supporting the market throughout the past year.

The Fund's investments in the health care sector contributed significantly to the overall return for the year. We were overweight the sector and benefited from strong stock selection. All of our 15 health care names were up for the year, and two-thirds of them outperformed the sector returns. Cytyc Corporation, Zimmer Holdings, Inc. and ICOS Corporation were strong performers within the group. Our energy, materials and financial services names also contributed nicely to returns, based on good stock selection, as did the telecommunications service stock MetroPCS Communications, Inc., which we added later in the year.

Our outlook

Areas of emphasis for the Fund last year relative to the Russell Mid-Cap Growth Index included the health care, information technology and financial services sectors. We also were slightly overweight the consumer staples sector, as we added the stock of the Wm. Wrigley Jr. Company to our holdings this year. Our favorite sector remains health care, and we also continue to favor technology stocks. Although our performance was sub par in the latter group this past year, we feel technology investments are likely to perform well over the next six to 12 months, given an inventory adjustment in key areas of the industry and some important new product cycles that are underway. The industrials and financial services sectors have generated solid investment returns for the Fund, and we intend to continue to seek out new opportunities in those areas. We are cautious about the energy sector, given the strong moves in both the price of the commodities and the stocks, but would look to increase our exposure on a pullback in the group. We are interested in the consumer discretionary sector, though we are also cautious there, considering the pressures we are seeing on retail sales across much of the industry as a soft housing market and high energy prices strain consumption. We will look for opportunities to increase our exposure to the consumer as we find what we feel are high-visibility growth names or very attractive valuations.

Top 10 Equity Holdings			
June 30, 2007		**June 30, 2006**	
Company	Sector	Company	Sector
Allergan, Inc.	Health Care	Chicago Mercantile Exchange Holdings Inc.	Financial Services
Northern Trust Corporation	Financial Services	Allergan, Inc.	Health Care
Apple Inc.	Technology	C. R. Bard, Inc.	Health Care
Henry Schein, Inc.	Health Care	Henry Schein, Inc.	Health Care
C. R. Bard, Inc.	Health Care	Fastenal Company	Capital Goods
Synovus Financial Corp.	Financial Services	Paychex, Inc.	Business Equipment and Services
Fastenal Company	Capital Goods	Apple Inc.	Technology
Chicago Mercantile Exchange Holdings Inc.	Financial Services	Synovus Financial Corp.	Financial Services
Paychex, Inc.	Business Equipment and Services	Stericycle, Inc.	Business Equipment and Services
eBay Inc.	Business Equipment and Services	Laboratory Corporation of America Holdings	Health Care

See your advisor or www.waddell.com for more information on the Fund's most recently published Top Ten Holdings.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors New Concepts Fund, Inc., Class A Shares[1].	$19,654
— — —	Russell Mid-Cap Growth Index	$18,500
– – –	Lipper Mid-Cap Growth Funds Universe Average	$19,784



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
	Class A	Class B	Class C	Class Y
1-year period ended 6-30-07	10.77%	12.25%	16.44%	18.06%
5-year period ended 6-30-07	12.49%	12.39%	12.68%	14.35%
10-year period ended 6-30-07	9.76%	—	—	10.88%
Since inception of Class[3] through 6-30-07	—	4.81%	4.93%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)10-4-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

NEW CONCEPTS FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2007	Beginning Account Value 12-31-06	Ending Account Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,109.40	1.41%	$ 7.38
Class B	1,000	1,103.90	2.44	12.73
Class C	1,000	1,105.00	2.32	12.10
Class Y	1,000	1,111.60	1.03	5.38
Based on 5% Return[2]				
Class A	$1,000	$1,017.78	1.41%	$ 7.06
Class B	1,000	1,012.70	2.44	12.18
Class C	1,000	1,013.27	2.32	11.58
Class Y	1,000	1,019.67	1.03	5.15

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF NEW CONCEPTS FUND

Portfolio Highlights

On June 30, 2007, Waddell & Reed Advisors New Concepts Fund, Inc. had net assets totaling $1,451,259,668 invested in a diversified portfolio of:

92.13%	Domestic Common Stocks
4.13%	Cash and Cash Equivalents and Options
3.74%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2007, your Fund owned:



	Health Care Stocks	$20.91
	Financial Services Stocks.	$12.51
	Technology Stocks	$12.34
	Business Equipment and Services Stocks . . .	$11.88
	Retail Stocks	$ 9.74
	Capital Goods Stocks	$ 7.30
	Energy Stocks	$ 5.77
	Consumer Nondurables Stocks	$ 4.67
	Cash and Cash Equivalents and Options	$ 4.13
	Miscellaneous Stocks	$ 3.13
	Consumer Services Stocks	$ 3.04
	Transportation Stocks	$ 2.30
	Consumer Durables Stocks	$ 2.28

The Investments of New Concepts Fund

June 30, 2007

COMMON STOCKS	Shares	Value
Banks – 5.62%		
Northern Trust Corporation	669,000	$ 42,956,490
Synovus Financial Corp.	1,258,000	38,620,600
		81,577,090
Beverages – 1.64%		
Brown-Forman Corporation, Class B.	326,750	**23,878,890**
Business Equipment and Services – 5.84%		
Akamai Technologies, Inc.*	302,000	14,693,810
Bucyrus International, Inc., Class A (A).	171,000	12,096,540
Lamar Advertising Company, Class A	231,500	14,527,783
Republic Services, Inc., Class A	496,500	15,212,760
Stericycle, Inc.*.	634,420	28,196,797
		84,727,690
Capital Equipment – 2.13%		
IDEX Corporation.	803,175	**30,954,365**
Chemicals – Specialty – 1.06%		
Air Products and Chemicals, Inc.	191,000	**15,350,670**
Communications Equipment – 0.89%		
Marvell Technology Group Ltd.*.	708,000	**12,899,760**
Computers – Micro – 4.27%		
Apple Inc.*	347,900	42,464,674
Sun Microsystems, Inc.*.	3,704,000	19,483,040
		61,947,714
Computers – Peripherals – 1.14%		
Citrix Systems, Inc.*.	229,000	7,715,010
Electronic Arts Inc.*	187,000	8,846,035
		16,561,045
Consumer Electronics – 1.36%		
Research In Motion Limited*	99,000	**19,807,425**
Electrical Equipment – 1.24%		
Molex Incorporated	48,000	1,440,480
Molex Incorporated, Class A	621,600	16,494,156
		17,934,636

See Notes to Schedule of Investments on page 16.

The Investments of New Concepts Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 6.04%		
Broadcom Corporation, Class A*.................	906,000	$ 26,491,440
Microchip Technology Incorporated................	746,100	27,650,466
Network Appliance, Inc. (A)*	912,900	26,656,680
PMC-Sierra, Inc.*................................	881,000	6,801,320
		87,599,906
Farm Machinery – 1.30%		
AGCO Corporation*.............................	435,000	**18,883,350**
Food and Related – 3.03%		
Hershey Foods Corporation......................	433,300	21,933,646
Wm. Wrigley Jr. Company	398,000	22,013,380
		43,947,026
Health Care – Drugs – 4.87%		
Allergan, Inc.	768,000	44,267,520
Gilead Sciences, Inc.*	681,600	26,442,672
		70,710,192
Health Care – General – 9.32%		
DENTSPLY International Inc.	566,000	21,646,670
Gen-Probe Incorporated (A)*.....................	247,900	14,971,920
Henry Schein, Inc.*	781,600	41,756,980
Hologic, Inc.*	378,000	20,909,070
Kyphon Inc.*...................................	335,500	16,164,390
Zimmer Holdings, Inc.*..........................	233,000	19,779,370
		135,228,400
Hospital Supply and Management- 6.72%		
C. R. Bard, Inc.	496,000	40,984,480
Cytyc Corporation*.............................	642,500	27,717,450
Laboratory Corporation of America Holdings*........	369,100	28,885,766
		97,587,696
Insurance – Property and Casualty – 2.51%		
Ambac Financial Group, Inc.	170,000	14,822,300
AXIS Capital Holdings Limited...................	530,000	21,544,500
		36,366,800
Metal Fabrications – 2.63%		
Fastenal Company.............................	911,800	**38,186,184**
Motor Vehicles – 0.92%		
Harley-Davidson, Inc.	223,000	**13,293,030**

See Notes to Schedule of Investments on page 16.

The Investments of New Concepts Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Domestic – 1.49%		
XTO Energy Inc. (A)	360,333	$ 21,656,013
Petroleum – International – 1.50%		
Noble Energy, Inc. (A)	349,800	21,824,022
Petroleum – Services – 2.78%		
BJ Services Company (A)	226,000	6,427,440
Complete Production Services, Inc. (A)*	334,400	8,644,240
National Oilwell Varco, Inc. (A)*	122,000	12,717,280
Smith International, Inc. (A)	214,000	12,548,960
		40,337,920
Publishing – 3.04%		
Getty Images, Inc.*.	301,300	14,405,153
Meredith Corporation	482,000	29,691,200
		44,096,353
Restaurants – 3.24%		
Chipotle Mexican Grill, Inc., Class A*	121,000	10,318,880
P.F. Chang's China Bistro, Inc.*	570,000	20,066,850
YUM! Brands, Inc.	508,000	16,621,760
		47,007,490
Retail – Food Stores – 0.98%		
Longs Drug Stores Corporation.	269,600	14,159,392
Retail – General Merchandise – 1.18%		
Saks Incorporated	799,000	17,058,650
Retail – Specialty Stores – 4.34%		
Chico's FAS, Inc.*.	665,000	16,186,100
Coldwater Creek Inc.*	703,000	16,323,660
J. Crew Group, Inc.*.	564,500	30,533,805
		63,043,565
Security and Commodity Brokers- 4.38%		
Chicago Mercantile Exchange Holdings Inc.	71,300	38,099,868
TD Ameritrade Holding Corporation*.	1,277,000	25,527,230
		63,627,098
Timesharing and Software – 6.04%		
eBay Inc.*.	996,000	32,036,340
Global Payments Inc.	517,000	20,499,050
Paychex, Inc.	897,000	35,095,125
		87,630,515

See Notes to Schedule of Investments on page 16.

The Investments of New Concepts Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Trucking and Shipping – 2.30%		
C.H. Robinson Worldwide, Inc.	420,200	$ 22,085,712
Expeditors International of Washington, Inc.	274,000	11,318,940
		33,404,652
Utilities – Telephone – 2.07%		
Equinix, Inc.*	82,000	7,504,640
MetroPCS Communications, Inc.*	684,000	22,599,360
		30,104,000
TOTAL COMMON STOCKS – 95.87%		**$1,391,391,539**
(Cost: $846,662,612)		

PUT OPTIONS – 0.00%	Number of Contracts	
Lehman Brothers Inc. Custom Energy Basket Collar . .	359,752	$ 3,598
(Cost: $381,337)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Capital Equipment – 0.41%		
Deere (John) Credit Limited (Deere (John) Capital Corporation),		
5.3%, 7–3–07	$6,000	5,998,233
Construction Materials – 0.53%		
Black & Decker Corp.,		
5.45%, 7–2–07	7,673	7,671,838
Food and Related – 0.69%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
5.39%, 7–3–07	5,000	4,998,503
Kellogg Co.,		
5.37%, 8–1–07	5,000	4,976,879
		9,975,382

See Notes to Schedule of Investments on page 16.

The Investments of New Concepts Fund

June 30, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 1.08%		
Clorox Co.,		
5.4%, 7–2–07	$5,000	$ 4,999,250
Fortune Brands Inc.,		
5.45%, 7–2–07	5,605	5,604,151
Procter & Gamble Company (The),		
5.26%, 7–30–07	5,000	4,978,814
		15,582,215
Retail – Specialty Stores – 0.34%		
Limited Brands,		
5.36%, 7–3–07	5,000	4,998,511
TOTAL SHORT-TERM SECURITIES – 3.05%		$ 44,226,179
(Cost: $44,226,179)		
TOTAL INVESTMENT SECURITIES – 98.92%		$1,435,621,316
(Cost: $891,270,128)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.08%		15,638,352
NET ASSETS – 100.00%		$1,451,259,668

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding as of June 30, 2007. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Premium Received	Market Value
Bucyrus International, Inc., Class A	1,710	$ 217,167	$ 38,475
Gen-Probe Incorporated	2,479	314,808	1,462,610
Lehman Brothers Inc. Custom Energy Basket Collar	359,752	381,337	888,588
Network Appliance, Inc.	7,129	384,966	384,966
		$1,298,278	$2,774,639

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

NEW CONCEPTS FUND
June 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $891,270) (Notes 1 and 3)	$1,435,621
Cash	1
Receivables:	
Investment securities sold	20,925
Fund shares sold	1,132
Dividends and interest	1,005
Variation margin— options	1,735
Prepaid and other assets	64
Total assets	1,460,483

LIABILITIES

Payable to Fund shareholders	3,021
Outstanding written options – at value	
(premium received – $1,298) (Note 6)	2,775
Payable for investment securities purchased	2,552
Accrued shareholder servicing (Note 2)	382
Accrued service fee (Note 2)	277
Accrued management fee (Note 2)	66
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	6
Other	122
Total liabilities	9,223
Total net assets	$1,451,260

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 118,757
Additional paid-in capital	774,586
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(93)
Accumulated undistributed net realized gain on	
investment transactions	15,135
Net unrealized appreciation in value of investments	542,875
Net assets applicable to outstanding units of capital	$1,451,260
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.27
Class B	$11.16
Class C	$11.26
Class Y	$12.74
Capital shares outstanding:	
Class A	110,012
Class B	4,743
Class C	1,661
Class Y	2,341
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

NEW CONCEPTS FUND
For the Fiscal Year Ended June 30, 2007
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 11,084
Interest and amortization	3,575
Total income	14,659
Expenses (Note 2):	
Investment management fee	11,583
Shareholder servicing:	
Class A	3,679
Class B	301
Class C	84
Class Y	41
Service fee:	
Class A	3,126
Class B	132
Class C	46
Distribution fee:	
Class A	59
Class B	395
Class C	139
Accounting services fee	260
Legal fees	58
Custodian fees	48
Audit fees	27
Other	371
Total	20,349
Less waiver of investment management fee (Notes 2 and 7)	(150)
Total expenses	20,199
Net investment loss	(5,540)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	125,479
Realized net loss on written options	(320)
Realized net gain on investments	125,159
Unrealized appreciation in value of securities during the period	103,491
Unrealized depreciation in value of written options during the period	(1,538)
Unrealized appreciation in value of investments during the period	101,953
Net gain on investments	227,112
Net increase in net assets resulting from operations	$221,572

See Notes to Financial Statements.

Statement of Changes in Net Assets

NEW CONCEPTS FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (5,540)	$ (2,882)
Realized net gain on investments	125,159	135,823
Unrealized appreciation.	101,953	43,759
Net increase in net assets resulting from operations.	221,572	176,700
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(121,187)	(75,752)
Total increase	100,385	100,948
NET ASSETS		
Beginning of period.	1,350,875	1,249,927
End of period.	$1,451,260	$1,350,875
Undistributed net investment loss	$ (93)	$ (79)

(1)See "Financial Highlights" on pages 20 - 23.

Financial Highlights

NEW CONCEPTS FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$10.44	$ 9.13	$8.35	$6.71	$6.42
Income (loss) from investment operations:					
Net investment loss.	(0.04)	(0.02)	(0.08)	(0.07)	(0.05)
Net realized and unrealized gain on investments.	1.87	1.33	0.86	1.71	0.34
Total from investment operations	1.83	1.31	0.78	1.64	0.29
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.27	$10.44	$9.13	$8.35	$6.71
Total return[1]	17.53%	14.35%	9.34%	24.44%	4.52%
Net assets, end of period (in millions)	$1,350	$1,253	$1,159	$1,143	$892
Ratio of expenses to average net assets including expense waiver	1.43%	1.44%	1.51%	1.55%	1.65%
Ratio of net investment loss to average net assets including expense waiver	–0.36%	–0.16%	–0.86%	–0.98%	–1.01%
Ratio of expenses to average net assets excluding expense waiver	1.44%	1.44%[2]	1.51%[2]	1.55%[2]	1.65%[2]
Ratio of net investment loss to average net assets excluding expense waiver	–0.37%	–0.16%[2]	–0.86%[2]	–0.98%[2]	–1.01%[2]
Portfolio turnover rate	27%	21%	19%	29%	26%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$ 9.60	$8.48	$7.84	$6.38	$6.19
Income (loss) from investment operations:					
Net investment loss.	(0.26)	(0.15)	(0.17)	(0.12)	(0.13)
Net realized and unrealized gain on investments.	1.82	1.27	0.81	1.58	0.32
Total from investment operations	1.56	1.12	0.64	1.46	0.19
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$11.16	$9.60	$8.48	$7.84	$6.38
Total return	16.25%	13.21%	8.16%	22.88%	3.07%
Net assets, end of period (in millions)	$53	$55	$52	$50	$35
Ratio of expenses to average net assets including expense waiver	2.47%	2.49%	2.63%	2.75%	3.03%
Ratio of net investment loss to average net assets including expense waiver	−1.40%	−1.21%	−1.98%	−2.18%	−2.39%
Ratio of expenses to average net assets excluding expense waiver	2.48%	2.49%[1]	2.63%[1]	2.75%[1]	3.03%[1]
Ratio of net investment loss to average net assets excluding expense waiver	−1.41%	−1.21%[1]	−1.98%[1]	−2.18%[1]	−2.39%[1]
Portfolio turnover rate.	27%	21%	19%	29%	26%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of period	$ 9.67	$8.53	$7.88	$6.40	$6.20
Income (loss) from investment operations:					
Net investment loss.	(0.20)	(0.10)	(0.14)	(0.07)	(0.12)
Net realized and unrealized gain on investments.	1.79	1.24	0.79	1.55	0.32
Total from investment operations	1.59	1.14	0.65	1.48	0.20
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$11.26	$9.67	$8.53	$7.88	$6.40
Total return	16.44%	13.36%	8.25%	23.13%	3.23%
Net assets, end of period (in millions)	$18	$19	$17	$15	$8
Ratio of expenses to average net assets including expense waiver	2.35%	2.37%	2.47%	2.59%	2.89%
Ratio of net investment loss to average net assets including expense waiver	−1.28%	−1.09%	−1.82%	−2.01%	−2.26%
Ratio of expenses to average net assets excluding expense waiver	2.36%	2.37%[1]	2.47%[1]	2.59%[1]	2.89%[1]
Ratio of net investment loss to average net assets excluding expense waiver	−1.29%	−1.09%[1]	−1.82%[1]	−2.01%[1]	−2.26%[1]
Portfolio turnover rate.	27%	21%	19%	29%	26%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

NEW CONCEPTS FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$10.80	$ 9.41	$8.57	$6.85	$6.51
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)	0.04	(0.02)	(0.05)	0.02
Net realized and unrealized gain on investments.	1.95	1.35	0.86	1.77	0.32
Total from investment operations	1.94	1.39	0.84	1.72	0.34
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$12.74	$10.80	$9.41	$8.57	$6.85
Total return	18.06%	14.77%	9.80%	25.11%	5.06%
Net assets, end of period (in millions)	$30	$24	$22	$22	$15
Ratio of expenses to average net assets including expense waiver	1.04%	1.04%	1.06%	1.06%	1.05%
Ratio of net investment income (loss) to average net assets including expense waiver	0.03%	0.23%	–0.41%	–0.48%	–0.42%
Ratio of expenses to average net assets excluding expense waiver	1.05%	1.04%[1]	1.06%[1]	1.06%[1]	1.05%[1]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.02%	0.23%[1]	–0.41%[1]	–0.48%[1]	–0.42%[1]
Portfolio turnover rate.	27%	21%	19%	29%	26%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors New Concepts Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek growth. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2007, $5,526,095 was reclassified between additional paid-in capital and accumulated undistributed net investment loss. Net investment loss, accumulated undistributed net realized gain on investment transactions and net assets were not affected by this change.

F. New Accounting Pronouncements – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee is as follows: 0.83% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. During the fiscal year ended June 30, 2007, the amount waived was $149,589.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $2,313,123. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2007, W&R received $1,806, $49,637 and $5,945 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,429,109 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2007, the Fund paid Directors' regular compensation of $74,133, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $353,163,229, while proceeds from maturities and sales aggregated $496,053,335. Purchases of options aggregated $3,564,279, while proceeds aggregated $3,527,485. Purchases of short-term securities aggregated $4,116,558,937, while proceeds from maturities and sales aggregated $4,124,019,776. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2007.

For Federal income tax purposes, cost of investments owned at June 30, 2007 was $901,464,908, resulting in net unrealized appreciation of $534,156,408, of which $545,419,961 related to appreciated securities and $11,263,553 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2007 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$	—
Distributed ordinary income		—
Undistributed ordinary income		—
Realized long-term capital gains		25,330,100
Distributed long-term capital gains		—
Undistributed long-term capital gains		25,330,100
Capital loss carryover		—
Post-October losses deferred		—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2007	2006
Shares issued from sale of shares:		
Class A	12,626	13,936
Class B	402	569
Class C	286	415
Class Y	289	267
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Shares redeemed:		
Class A	(22,608)	(20,927)
Class B	(1,368)	(995)
Class C	(568)	(410)
Class Y	(212)	(374)
Decrease in outstanding capital shares	(11,153)	(7,519)
Value issued from sale of shares:		
Class A	$ 141,179	$142,928
Class B	4,088	5,375
Class C	2,909	3,959
Class Y	3,295	2,838
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Value redeemed:		
Class A	(250,572)	(213,608)
Class B	(13,844)	(9,380)
Class C	(5,808)	(3,879)
Class Y	(2,434)	(3,985)
Decrease in outstanding capital	$(121,187)	$ (75,752)

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2006	2,986	$ 195,064
Options written	411,165	5,596,162
Options terminated in closing purchase transactions	(34,420)	(3,558,814)
Options exercised	(—)	(—)
Options expired	(8,661)	(934,134)
Outstanding at June 30, 2007	371,070	$1,298,278

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors New Concepts Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors New Concepts Fund, Inc. (the "Fund"), as of June 30, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors New Concepts Fund, Inc. as of June 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 13, 2007

Income Tax Information

Normally, dividends and/or distributions are paid to shareholders of the Fund annually in December. No dividends and/or distributions were paid to shareholders during the fiscal year from July 1, 2006 through June 30, 2007.

The Board of Directors of Waddell & Reed Advisors New Concepts Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age: 67	Director since 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents	Director of Guaranty State Bank & Trust Co., Director of Guaranty, Inc.; Trustee, Kansas Public Retirement System; Director of Ivy Funds, Inc.; Trustee of Ivy Funds
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn School of Law (1973 to present); Formerly, Dean, Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 Age: 68	Director since 1997	President and Director, JoDill Corp. (1965 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (Financial Services); President, Liberty Memorial Association (WWI National Museum); Director, Northland Betterment Commission
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 74	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (until 2006); Professor, University of Utah (until 2005)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); LSQ Manager, Inc. (since 2007)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 1983	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 54	Director since 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 2007	Director, Executive Vice President and Chief Investment Officer of WRIMCO; Senior Vice President and Chief Investment Officer of WDR	Director of IICO
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006 Principal Financial Officer since 2007	Vice President, Treasurer, Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Principal Financial Officer (since 2007); Assistant Treasurer (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004 Vice President since 2006	Vice President (2006 to present) and Chief Compliance Officer (2004 to present) for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
   Waddell & Reed Advisors Global Bond Fund
   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
   Waddell & Reed Advisors Accumulative Fund
   Waddell & Reed Advisors Core Investment Fund
   Waddell & Reed Advisors Dividend Income Fund
   Waddell & Reed Advisors New Concepts Fund
   Waddell & Reed Advisors Small Cap Fund
   Waddell & Reed Advisors Tax-Managed Equity Fund
   Waddell & Reed Advisors Value Fund
   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
   Waddell & Reed Advisors Bond Fund
   Waddell & Reed Advisors Government Securities Fund
   Waddell & Reed Advisors High Income Fund
   Waddell & Reed Advisors Limited-Term Bond Fund
   Waddell & Reed Advisors Municipal Bond Fund
   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
   Waddell & Reed Advisors Cash Management

Specialty Funds
   Waddell & Reed Advisors Asset Strategy Fund
   Waddell & Reed Advisors Continental Income Fund
   Waddell & Reed Advisors Energy Fund
   Waddell & Reed Advisors Retirement Shares
   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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